Important Information Regarding the Availability of the Schedule 14C Information Statement Materials for the E.R.C. Energy Recovery Corporation relating to:

(A)

the proposal to ratify the amendment to the Company’s Certificate of Incorporation to change the Company’s name from E.R.C. Energy Recovery Corporation to GO EZ Corporation; and

(B)

the proposal to ratify an amendment to the Company’s Certificate of Incorporation to increase the authorized number of shares of the Company’s Common Stock (par value $0.001) from 100,000,000 shares to 800,000,000 shares (par value $0.0001) and to increase the authorized number of shares of the Company’s Preferred Stock (par value $0.001) from 10,000,000 shares to 100,000,000 shares (par value $0.0001).

This communication presents only an overview of the more complete information statement materials that are available to you on the Internet.  We encourage you to access and review all of the important information contained in the information statement materials.

The following materials are available for view:

2013 Annual Report of E.R.C. Energy Recovery Corporation (2013 Form 10-K); and Schedule 14C Information Statement

To view this material, visit:

http://www.goezcorporation.com/InformationStatement

If you want to receive a paper or e-mail copy of the above listed documents you must request one.  There is no charge to you for requesting a copy.  To facilitate timely delivery, please make the request as instructed below on or before August 15, 2014.

Telephone:  650-614-1720;   E-Mail: amy.hu@goezcorp.com   If requesting information via E-Mail, please note your request in the subject line.  Requests, instructions and other inquiries will NOT be forwarded to your investment advisor.

===============================================================